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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
TRONOX INCORPORATED

Full Name of Registrant
N/A

Former Name if Applicable

3301 N.W. 150th

Address of Principal Executive Office (Street and Number)
Oklahoma City, Oklahoma 73134

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously reported, Tronox Incorporated (the “Company”) was unable to file its annual report on Form 10-K for the year ended December 31, 2008, when initially due on March 16, 2009, nor its Form 10-Q for first quarter 2009, as the Company was continuing to review, among other things, its environmental and other contingent liability reserves. Further, on May 5, 2009, the Company filed a statement of Non-Reliance on Previously Issued Financial Statements or Related Audit Report or Completed Interim Review on Form 8-K indicating that the Company’s previously filed financial reports should no longer be relied upon because the Company failed to establish adequate reserves as required by applicable accounting pronouncements. In the report, the Company indicated that it has not yet completed its review of contingency reserves and other related liabilities. As such, the Company believes that additional time is necessary for a thorough review of financial and other disclosures regarding environmental and other reserves. The Company anticipates receiving from its auditor an opinion expressing substantial doubt about its ability to continue as a going concern.
On January 12, 2009, Tronox Incorporated, thirteen of its U.S. subsidiaries and Tronox Luxembourg S.ar.l, an international subsidiary, flied voluntary petitions in the United States Bankruptcy Court for the Southern District of New York seeking reorganization relief under the provisions of Chapter 11 of Title 11 of the United States Bankruptcy Code (the “Chapter 11 Cases”). The Chapter 11 cases are being jointly administered under the caption In re Tronox Incorporated, et.al., Case No. 09-10156 (ALG). Following the filing of the Chapter 11 Cases, Tronox believes that additional time is necessary for a more thorough review of financial and other disclosures regarding environmental and other reserves.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Ed Ritter	405	775-5000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

Form 10-K - Annual Report for year ending December 31, 2008
Form 10-Q - Quarterly Report for the period ending June 30, 2009
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

The Company expects to report net sales of $258.8 million for the quarter ended June 30, 2009, compared to net sales of $333.9 million for the quarter ended June 30, 2008. Gross margin is expected to be $27.2 million for the quarter ended June 30, 2009, compared to gross margin of $8.3 million for the quarter ended June 30, 2008. The amounts reported include classification of the operating results associated with the Company’s German subsidiaries as discontinued operations for the current quarter and the corresponding quarter for the prior fiscal year.
On January 12, 2009, the Company, thirteen of its U.S. subsidiaries, and Tronox Luxembourg S.ar.l, an international subsidiary (collectively, the “Debtors”) filed voluntary petitions in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) seeking relief under the provisions of Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). The Debtors continue to operate their businesses and manage their properties as debtors in possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. The Company expects to report reorganization expenses of $9.7 million for the quarter ended June 30, 2009.
On March 13, 2009, the Company’s German subsidiaries, Tronox GmbH and its wholly owned subsidiary, Tronox Pigments GmbH, filed applications with the Insolvency Court in Krefeld, Germany, to commence insolvency proceedings. The Company has relinquished control over these subsidiaries to the Insolvency Court and as a result, has deconsolidated the assets and liabilities of the subsidiaries from its financial statements as of March 13, 2009. In conjunction with the loss of control, operating results associated with the German subsidiaries have been classified as discontinued operations. The Company will report income on discontinued operations, net of tax, of $0.1 million for the quarter ended June 30, 2009, and a loss from discontinued operations, net of tax, of $18.1 million, for the corresponding quarter in the prior year.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TRONOX INCORPORATED
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 11, 2009	By	/s/ Edward G. Ritter

Interim Controller